EXHIBIT 99.1

November 26, 2012

Immediate Report: Filing of Derivative Claim

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the update to Section 2.18.8 of the chapter containing a description of the Company's business affairs in the Company's Q3 2012 periodic report, regarding a request by a shareholder of the Company to file a claim against (former and current) officers of the Company and against additional parties, the Company hereby provides notification that on November 25, 2012, a copy of a document called a derivative claim (hereinafter, the "Claim") was received at the offices of the Company's counsel. The Claim was filed with the Tel Aviv District Court's Economic Department by a Company shareholder who holds 1,500 shares of the Company (hereinafter, the "Shareholder").

The Claim (which is similar in nature to the motion to certify another derivative claim which was filed against the Company and its officers and which is noted in the aforementioned section of the periodic report) was filed against current and former directors of the Company, and against the Company's former controlling shareholder (Ap.Sb.Ar Holdings Ltd.) (hereinafter jointly, the "Defendants"). The Claim asserted, inter alia, that the Defendants approved the distribution of dividends and the borrowing of loans in an effort to serve the interests of the Company's controlling shareholders, and acted in a conflict of interest between their personal interests and the interests of the Company. It was further asserted that there were defects in such resolutions and the disclosure that was made to the Company with respect thereto. Therefore, the Plaintiff asserts that the Defendants breached their duty of care towards the Company and that some of the Defendants also breached their fiduciary duties. It was further asserted that former and current shareholders had also breached their duty of fairness. Consequently, the Plaintiff (on the basis of its expert's estimate) asserts that the Company suffered damages amounting to NIS 3.4 billion (gross) or NIS 2.64 billion (net). The Statement of Claim seeks, inter alia, declaratory relief declaring the invalidity of the exceptional loans borrowed by the Company as of the date of the change in the controlling interest of the Company, and declaring that the Company's remaining payments to its shareholders resulting from a capital reduction are void, and for restitution of the dividends by the Company's controlling shareholder.

At this preliminary stage, the Company is evaluating the Claim and shall submit its response accordingly. However, as set forth in the Company's Q3 2012 periodic report, the Company's Board of Directors has rejected the Shareholder's preliminary request.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.